                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                              Triton Energy Limited
--------------------------------------------------------------------------------

                              (Name of the Issuer)


            Common Stock (Ordinary Shares), par value $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    G90751101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Lawrence D. Stuart, Jr.
                                HM4 Triton, L.P.
                   c/o Hicks, Muse, Tate & Furst Incorporated
                          200 Crescent Court, Suite 600
                               Dallas, Texas 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].




                               Page 1 of 11 Pages

CUSIP No. G90751101              Schedule 13D/A               Page 2 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4 Triton, L.P.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                    0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                             21,960,448
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                0
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                     21,960,448
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,960,448
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP No. G90751101              Schedule 13D/A               Page 3 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4/GP Partners Cayman, L.P.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                    0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                              21,960,448
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                               0
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                      21,960,448
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,960,448
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP No. G90751101              Schedule 13D/A               Page 4 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                               21,960,448
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  0
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                       21,960,448
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,960,448
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP No. G90751101              Schedule 13D/A               Page 5 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM Fund IV Cayman, LLC
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                21,960,448
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  0
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                        21,960,448
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,960,448
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO (Cayman Islands limited liability company)
--------------------------------------------------------------------------------

CUSIP No. G90751101              Schedule 13D/A               Page 6 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas O. Hicks

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF, OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                   207,961
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                21,960,448
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                               207,961
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            21,960,448
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,168,409
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

CUSIP No. G90751101              Schedule 13D/A               Page 7 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


         This Amendment No. 4 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks ("Hicks" and collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 1, Item 3, Item 4(a) and Item 5(a) and (b),
Item 5(c), Item 6 and Item 7 of the original Schedule 13D dated October 12, 1998, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (collectively the "Original Schedule 13D"). The cover page for each of the Reporting Persons and the full text of Item 1, as amended hereby, are restated in their entirety in this Amendment No. 4. Items 2, 4(b) and (c), 5(d), 5(e), 6 and 7 of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership of 1,434,252 Ordinary Shares and 5,131,549 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraphs at the end of Item 3:

         On November 5, 1999, HM4 Triton, L.P. effected a distribution of 28,748 Ordinary Shares to certain of its partners (the "Distribution"), including 4,155 shares that were ultimately distributed to Hicks, 665 shares that were ultimately distributed to trusts for which Hicks serves as the trustee and which are for the benefit of the children of Hicks, 134 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Hicks is the sole member, and 3,007 shares that were ultimately distributed to another

CUSIP No. G90751101              Schedule 13D/A               Page 8 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


limited partnership of which the general partner is a limited liability company of which Hicks is the sole member.

         From November 5, 1999, to December 3, 1999, Hicks utilized an aggregate of $4,214,218.75 of his personal funds to purchase an aggregate of 200,000 Ordinary Shares individually.

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         The Ordinary Shares received by the Reporting Persons described under
Item 3 to this Amendment No. 4 to Schedule 13D in the Distribution were acquired as a result of a distribution by HM4 Triton, L.P. and are being held by such Reporting Persons for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Items 5(a) and (b) are hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 1,434,252 Ordinary Shares, which represent approximately 2.5% of the Company's outstanding Ordinary Shares (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The Purchaser also is the record owner of 5,131,549 Preference Shares, or 98.7% of the issued and outstanding Preference Shares. The 5,131,549 Preference Shares currently are convertible into an aggregate of 20,526,196 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 36.5% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 21,960,448 Ordinary Shares beneficially owned by the Purchaser as described above represent approximately 39.0% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         (c)

         Item 5(c) is hereby amended and supplemented by adding the following paragraphs at the end of Item 5(c).

CUSIP No. G90751101              Schedule 13D/A               Page 9 of 11 Pages
-------------------                                           ------------------

                                (Amendment No. 4)


         Hicks also acquired a total of 200,000 additional Ordinary Shares in open market purchases as follows:


Date Acquired                                       Number of Shares                        Price Per Share
-------------                                       ----------------                        ---------------
11/5/99                                                   5,000                                 $16.7500
11/5/99                                                  15,000                                 $16.8125
11/8/99                                                  15,000                                 $17.0625
11/8/99                                                  25,000                                 $17.0000
11/29/99                                                 40,000                                 $23.1250
12/3/99                                                  31,500                                 $22.5000
12/3/99                                                   2,000                                 $22.3750
12/3/99                                                  16,500                                 $22.4375
12/3/99                                                  41,500                                 $23.0000
12/3/99                                                   5,000                                 $22.8125
12/3/99                                                   3,500                                 $22.8750

         Following the transactions described in Item 3 and Item 5(c) to this Amendment No. 4 to Schedule 13D, Hicks may be deemed to beneficially own in the aggregate 22,168,409 Ordinary Shares, representing approximately 39.4% of the outstanding Ordinary Shares (giving effect to the conversion of the Preference Shares held by Purchaser). Of such shares, Hicks has sole voting and dispositive power with respect to 207,961 shares, and shared voting and dispositive power with respect to 21,960,448 shares as a result of the relationships described in the following paragraph.

         Of the 207,961 Ordinary Shares for which Hicks has sole voting and dispositive power, 204,155 shares are held of record by Hicks, 665 shares are held of record by Hicks as the trustee of certain trusts for the benefit of Hicks' children, 134 shares are owned of record by a limited partnership of which the general partner is a limited liability company of which Hicks is the sole member and 3,007 shares are owned of record by another limited partnership of which the general partner is a limited liability company of which Hicks is the sole member.

CUSIP No. G90751101              Schedule 13D/A              Page 10 of 11 Pages
-------------------                                          -------------------

                                (Amendment No. 4)


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated December 13, 1999                  HM4 TRITON, L.P.

                                         By: HM4/GP Partners Cayman, L.P.,
                                             its general partner

                                         By: HM GP Partners IV Cayman, L.P.,
                                             its general partner

                                         By: HM FUND IV Cayman, LLC,
                                             its general partner

                                         By: /s/ DAVID W. KNICKEL
                                             -----------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated December 13, 1999                  THOMAS O. HICKS



                                         By: /s/ DAVID W. KNICKEL
                                             -----------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated December 13, 1999                  HM4/GP PARTNERS CAYMAN, L.P.

                                         By: HM GP Partners IV Cayman, L.P.,
                                             its general partner

                                         By: HM FUND IV Cayman, LLC,
                                             its general partner

                                         By: /s/ DAVID W. KNICKEL
                                             -----------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated December 13, 1999                  HM GP PARTNERS IV CAYMAN, L.P.

                                         By: HM Fund IV Cayman, LLC,
                                             its general partner

                                         By: /s/ DAVID W. KNICKEL
                                             -----------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated December 13, 1999                  HM FUND IV CAYMAN, LLC



                                         By: /s/ DAVID W. KNICKEL
                                             -----------------------------------
                                             David W. Knickel, Attorney-in-Fact

                                  EXHIBIT INDEX


       EXHIBIT
       NUMBER              DESCRIPTION
       -------             -----------

         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P.*

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P.*

         10.5     Line Letter dated October 9, 1998, by and between Bankers
                  Trust Company and HM4 Triton, L.P.*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4
                  Triton, L.P., and payable to Bankers Trust Company.*

         10.7     Amendment No. 1 to Stock Purchase Agreement, dated November
                  22, 1998, by and between Triton Energy Limited and HM4 Triton,
                  L.P.*

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the
                  Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference)

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1     Joint filing Agreement dated October 9, 1998, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks*

* Previously filed.